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SECURITIES AN 08030385

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65554

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fixed Income Capital Partners LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 1325
(No. and Street)

Itasca (City) — Illinois (State) — 60143 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul V. Houriet — 630-315-3050
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800 **(Address)** — Chicago **(City)** — Illinois **(State)** — 60606-3392 **(Zip Code)**

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

3/19

OATH OR AFFIRMATION

I, Paul V. Houriet , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fixed Income Capital Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the 27th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Paul V. Houriet Jr.
Signature

Executive V-P
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

Fixed Income Capital Partners LLC

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Members of
Fixed Income Capital Partners LLC

We have audited the accompanying statement of financial condition of Fixed Income Capital Partners LLC as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fixed Income Capital Partners LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

Fixed Income Capital Partners LLC

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 20,936
Deposit with clearing broker	1,854,362
Furniture and equipment, net	133,474
Other assets	79,277
Total assets	$ 2,088,049
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 101,679
Members' equity	1,986,370
Total liabilities and members' equity	$ 2,088,049

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Fixed Income Capital Partners LLC (the "Company") buys and sells fixed income securities on a principal basis for institutional customers located throughout the United States, and clears all transactions through a clearing broker on a fully disclosed basis. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is also a member of the Financial Industry Regulatory Authority ("FINRA," formerly the NASD). The Company was formed as an Illinois limited liability company in August 2002, and commenced operations in February 2003.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Owned—Securities owned are recorded on trade date and are carried at fair value.

Income Recognition—Revenue from principal transactions is recorded on trade date.

Furniture and Equipment—Furniture and equipment are recorded at cost, and depreciated using the straight-line method over the estimated useful lives of the assets.

Income Taxes—The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Recently Issued Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board released Statement of Financial Accounting Standard No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on financial statements issued in subsequent periods.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB 109*. FIN 48 clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements in accordance with FASB 109, *Accounting for Income Taxes*. Adoption of FIN 48 is required for the Partnership in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 2 Furniture and Equipment

Furniture and equipment at December 31, 2007 consist of:

Furniture and fixtures	$ 215,932
Computer equipment	71,846
	287,778
Accumulated depreciation	(154,304)
	$ 133,474

Note 3 Commitments

The Company leases office space under an operating lease that expires September 30, 2009. At December 31, 2007, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2008	$ 97,926
2009	74,610
Total	$ 172,536

Note 4 Profit Sharing Plan

The Company has a profit sharing plan that covers all employees. Under the provisions of the plan, the Company may elect to make discretionary contributions to the plan.

Note 5 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 6 Off-Balance-Sheet Risk

The Company buys and sells fixed income securities on a principal basis for institutional customers and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers and counterparties in meeting contracted obligations. Any potential contingent liability under the clearing agreement cannot be estimated. The Company has not recorded any contingent liability associated with the guarantee of customers' or counterparties' performance in the financial statements and management believes that any potential requirement to make payments under this guarantee is remote.

In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

Amounts due from the clearing broker represent a concentration of credit risk and primarily relate to revenue receivable on securities transactions and deposits. The Company also maintains deposit accounts at a bank that at times exceed federally insured limits. The Company does not anticipate nonperformance by customers, its clearing broker, or its bank. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of these counterparties.

Note 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). Under this rule, the Company is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $1,768,600 and $100,000, respectively. The net capital rule may effectively restrict member distributions.

END